UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on May 3, 2022: Euroseas Ltd. Announces Agreement to Acquire two 4,250 teu Container Vessels, built in 2005 and 2007.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the next succeeding paragraph, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-237128) filed with the U.S. Securities and Exchange Commission on March 12, 2020, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: May 3, 2022	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Announces Agreement to Acquire two 4,250 teu Container Vessels,

built in 2005 and 2007

Athens, Greece – May 3, 2022 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container vessels and provider of seaborne transportation for containerized cargoes, announced today that it has agreed to acquire M/V Seaspan Manila and M/V Seaspan Melbourne both intermediate size container vessels with capacity of 4,250 teu each built in 2007 and 2005, respectively. The vessels are being acquired for a combined price of $37 million. The Company will also assume the existing charter arrangements of the vessels. Both acquisitions will be initially financed with the Company’s own funds.

Specifically:

•

M/V Seaspan Manila is expected to be delivered to the Company within July 2022 and has a charter contract until February 2025 at a rate which is $20,250 per day until April 2024 and, subsequently, based on the CONTEX index with a floor of $13,000 per day and a ceiling of $21,000 per day until the end of the charter period.

•

M/V Seaspan Melbourne is expected to be delivered to the Company within June 2022 and has a charter contract until March 2025 at a rate of $19,000 per day.

Aristides Pittas, Chairman and CEO of Euroseas commented:

“We are pleased to announce the acquisition of M/V Seaspan Manila and M/V Seaspan Melbourne, two intermediate containerships built in 2007 and 2005, respectively, along with their existing approximately two years and three quarters long charters. These charters are expected to contribute in excess of about $20 million of EBITDA, bringing the cost basis of the vessels to scrap price levels by the end of the charters while providing a significant contribution to our profitability. Furthermore, depending on the market after the end of the charters in early 2025, we may enjoy significant additional upside if the containership markets are even just at historically average levels. As we have stated in the past, our fleet growth strategy is focused on acquisitions with such a low risk profile alongside our newbuilding program.

“After the delivery of the above vessels, we will have a fleet of eighteen containerships on the water and a newbuilding program of seven feeder containerships which are expected to be completed between the first quarter of 2023 and the second quarter of 2024, expanding our footprint in the sector and solidifying our position as the main US publicly listed company focusing on feeder and intermediate container vessels.”

Fleet Profile:

After the acquisition of M/V “Seaspan Melbourne” and M/V “Seaspan Manila”, the Euroseas Ltd. fleet and employment profile will be as follows:

Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
Container Carriers
MARCOS V	Intermediate	72,968	6,350	2005	TC until Dec-24 plus 12 months option	$42,200 option $15,000
AKINADA BRIDGE(*)	Intermediate	71,366	5,610	2001	TC until Oct-22	$20,000
SYNERGY BUSAN(*)	Intermediate	50,726	4,253	2009	TC until Aug-24	$25,000
SYNERGY ANTWERP(+)	Intermediate	50,726	4,253	2008	TC until Dec-23	$18,000
SYNERGY OAKLAND(*)	Intermediate	50,787	4,253	2009	TC until May-22 then until May-26	$180,000 $42,000
SYNERGY KEELUNG(+)	Intermediate	50,969	4,253	2009	TC until Jun-22 then until Feb-23	$11,750 $14,500
SEASPAN MELBOURNE(*)	Intermediate	50,796	4,250	2005	TC until Mar-25	$19,000
SEASPAN MANILA (*)	Intermediate	50,796	4,250	2007	TC until April-24 Then until Feb 25	$20,250 CONTEX(**) basis with $13,000 floor and $21,000 ceiling
EM KEA(*)	Feeder	42,165	3,100	2007	TC until May-23	$22,000
EM ASTORIA(*)	Feeder	35,600	2,788	2004	TC until Feb-23 then until Feb-24 then until Feb-25	$65,000 $50,000 $20,000
EVRIDIKI G(*)	Feeder	34,677	2,556	2001	TC until Feb-25	$40,000
EM CORFU(*)	Feeder	34,654	2,556	2001	TC until Feb-25	$40,000
DIAMANTIS P(*)	Feeder	30,360	2,008	1998	TC until Oct-24	$27,000
EM SPETSES(*)	Feeder	23,224	1,740	2007	TC until Aug-24	$29,500
JONATHAN P (*)	Feeder	23,357	1,740	2006	TC until Sep-24	$26,662(***)
EM HYDRA(*)	Feeder	23,351	1,740	2005	TC until April-23	$20,000
JOANNA(*)	Feeder	22,301	1,732	1999	TC until Oct-22	$16,800
AEGEAN EXPRESS(*)	Feeder	18,581	1,439	1997	TC until Apr-25	$41,000
Total Container Carriers	18	737,404	58,871

Vessels under construction	Type	Dwt	TEU	To be delivered
H4201	Feeder	37,237	2,800	Q1 2023
H4202	Feeder	37,237	2,800	Q2 2023
H4236	Feeder	37,237	2,800	Q4 2023
H4237	Feeder	37,237	2,800	Q1 2024
H4248	Feeder	22,262	1,800	Q2 2024
H4249	Feeder	22,262	1,800	Q2 2024
H4250	Feeder	22,262	1,800	Q2 2024

Notes:

(*)

TC denotes time charter. Charter duration indicates the earliest redelivery date; all dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**)

CONTEX stands for the Container Ship Time Charter Assessment Index.

(***)

Rate is net of commissions (which are typically 5-6.25%)

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 18 vessels, including 10 Feeder and 8 Intermediate containerships with a cargo capacity of 58,871 teu. After the delivery of seven feeder containership newbuildings in 2023 and the first half of 2024, Euroseas’ fleet will consist of 25 vessels with a total carrying capacity of 75,471 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com

SK 02558 0005 9488606

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